FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 4, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Sistema to Jointly Develop Content Business

June 04, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, and Sistema JSFC (“Sistema”) (LSE: SSA), the largest diversified publicly-traded investment company in Russia and the CIS, announce that they have agreed to join forces in developing and managing the multimedia content portal Stream.ru (formerly Omlet.ru).

MTS and Sistema have signed a shareholders agreement with respect to the management of Stream LLC (“Stream”), which owns and manages Stream.ru. Sistema also contributed RUB 496.1 million into Stream’s charter capital and, upon completion of state registration procedures in accordance with Russian law, will own a 55% stake in Stream. This reduces MTS’s stake from 100% to 45%.

Stream LLC will operate under the Stream brand and be managed by Sistema’s subsidiary, Sistema Mass Media JSC, a leader on the Russian market in content production, distribution and advertising.

Andrei Dubovskov, President and Chief Executive Officer of MTS, highlighted, “MTS has developed one of the most successful start-ups in the Russian media content market. The time has come to elevate this project to the next stage, which requires attracting both financial resources and experience in media. Investments from Sistema and the unique expertise of Sistema Mass Media will enable Stream.ru to enhance its position in the fast-growing market for video and audio content. The structure of the transaction allows MTS to retain stake in the asset in order to leverage competitive advantages through the launch of media content services in mobile and fixed networks. We also expect the transaction to add momentum to the development of the legal content market in Russia.”

Mikhail Shamolin, President and Chief Executive Officer of Sistema, commented, “We envision Stream’s mission as becoming a universal point of access to a variety of media content. We want to leverage Sistema Mass Media’s expertise in production, aggregation and distribution of video content to create a leader in the media content market and increase shareholder value.”

Stream.ru is a multimedia content portal launched by MTS in 2009. Its content is available on Smart TV devices from Samsung, LG, Panasonic, Philips as well as smartphones, tablets. set-top boxes, and PCs. Stream’s portfolio includes about 7,000 movies and TV series episodes from leading international and Russia studios (Universal, Sony Pictures Entertainment, Warner Bros. Entertainment, Walt Disney, Bazelevs, Central Partnership). Monthly audience of the portal consists of more than 1.5 million unique visitors.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 4, 2012